UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

GRYPHON ONLINE SAFETY INC.
(Exact name of issuer as specified in its charter)

Delaware	47-1246855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10265 Prairie Springs Road, San Diego, CA 92127
(Full mailing address of principal executive offices)

858-775-8331
(Issuer’s telephone number, including area code)

No securities issued pursuant to Regulation A as of filing
(Title of each class of securities issued pursuant to Regulation A)

ITEM 7.  FINANCIAL STATEMENTS

2

Independent Auditor’s Report

Opinion Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

To the Board of Directors and Management of
Gryphon Online Safety, Inc.

Opinion

We have audited the accompanying financial statements of Gryphon Online Safety, Inc., which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Gryphon Online Safety, Inc. will continue as a going concern. As discussed in Note 12 to the financial statements, Gryphon Online Safety, Inc. has not generated positive cashflows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 12. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

May 5, 2021

Gryphon Online Safety, Inc.

Balance Sheets

	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$865,829	$1,157,943
Accounts receivable, net	14,131	27,776
Inventory, net	379,851	265,367
Prepaid expenses	89,694	47,530
Deposits	85,275	-
Other receivables	156,492	175,118
Total current assets	1,591,272	1,673,734

Intangible assets, net	1,490,726	1,295,521
Total assets	$3,081,998	$2,969,255

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$524,032	$182,547
Accrued interest	6,652	-
Deferred revenue and customer deposits	488,084	257,920
Short term notes payable	460,285	-
Convertible equity instruments	400,000	-
Total current liabilities	1,879,053	440,467

Long Term notes payable	150,000	-
Accrued interest - long term notes	2,527	-
Total liabilities	2,031,580	440,467

Commitments and contingencies

Stockholders' equity
Preferred stock, 9,142,411 and 9,142,411 shares issued and outstanding at December 31, 2020 and 2019, respectively	914	914
Common stock, 10,404,791 and 10,228,604 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,041	1,023
Additional paid-in capital	5,565,965	5,498,852
Accumulated deficit	(4,517,502)	(2,972,001)

Total stockholders' equity	1,050,418	2,528,788

Total liabilities and stockholders' equity	$3,081,998	$2,969,255

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Operations

	For the years ended December 31,
	2020	2019
Net revenue
Product	$2,747,947	$1,446,910
Service and other	537,991	232,854
Total net revenue	3,285,938	1,679,764

Cost of goods sold	(1,886,714)	(886,841)
Gross profit	1,399,224	792,923

Operating expenses
Operations	202,297	71,285
Sales and marketing	1,466,432	1,166,711
General and administrative	313,745	202,697
Research and development	566,344	414,830
Stock based compensation	61,256	8,194
Total operating expenses	2,610,074	1,863,717
Loss from operations	(1,210,850)	(1,070,794)

Other income (expense)
Interest expense	(26,667)	(79,520)
Interest income	2,448	3,694
Loan forgiveness	41,666	-
Amortization	(352,099)	(262,059)
Total other income (expense)	(334,652)	(337,885)

Net loss before income tax	(1,545,501)	(1,408,679)

Provision for income tax	-	-

Net loss	$(1,545,501)	$(1,408,679)

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Changes in Stockholders' Equity

							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2018	-	$-	10,203,604	$1,020	$103,776	$(1,563,322)	$(1,458,526)

Preferred shares issued for conversion of debt	5,406,372	541	-	-	2,790,491	-	2,791,032
Preferred shares issued for cash	3,736,039	373	-	-	2,668,288	-	2,668,661
Issuance costs of preferred shares issued for cash	-	-	-	-	(73,894)	-	(73,894)
Issuance of stock under employee stock plans	-	-	25,000	3	1,997	-	2,000
Stock based compensation	-	-	-	-	8,194	-	8,194
Net Loss	-	-	-	-	-	(1,408,679)	(1,408,679)

Balance on December 31, 2019	9,142,411	914	10,228,604	1,023	5,498,852	(2,972,001)	2,528,788

Issuance of stock under employee stock plans	-	-	40,187	4	5,871	-	5,875
Common stock issued for services	-	-	136,000	14	48,946	-	48,960
Stock based compensation	-	-	-	-	12,296	-	12,296
Net Loss	-	-	-	-	-	(1,545,501)	(1,545,501)

Balance on December 31, 2020	9,142,411	$914	10,404,791	$1,041	$5,565,965	$(4,517,502)	$1,050,418

Gryphon Online Safety, Inc.

Statements of Cash Flows

	Year ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(1,545,501)	$(1,408,679)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	352,099	262,059
Stock based compensation	61,256	8,194
Forgiveness of PPP loan	(41,666)	-
Allowance for bad debts	7,509	-
Allowance for inventory loss	(58,000)	(21,000)
Changes in operating assets and liabilities:
Accounts receivable	6,136	(14,311)
Inventory	(56,484)	81,784
Prepaid expenses	(42,164)	(34,280)
Deposits	(85,275)	-
Other receivables	18,626	(114,721)
Accounts payable and accrued expenses	341,485	(219,807)
Accrued interest	9,179	77,872
Deferred revenue and customer deposits	230,164	176,324
Net cash used by operating activities	(802,636)	(1,206,565)

Cash flows from investing activities
Payments for the purchase of intangible assets	(547,304)	(507,113)

Net cash used by investing activities	(547,304)	(507,113)

Cash flows from financing activities
Funds from issuance of short term notes payable	460,285	2,594,767
Funds from issuance of long term notes payable	150,000	-
Funds from PPP loan	41,666	-
Funds from exercise of stock options	5,875	2,000
Funds from issuance of convertible equity instruments	400,000	-
Net cash provided by financing activities	1,057,826	2,596,767

Net increase (decrease) in cash and cash equivalents	(292,114)	883,089
Cash and cash equivalents, beginning of year	1,157,943	274,854

Cash and cash equivalents, end of year	$865,829	$1,157,943

Supplemental Cash Flow Information:

Cash paid for interest	$24,319	$1,648

Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$-	$2,791,032

See accompanying notes

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification (ASC) Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services , which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Routers are generally sold with a 12-month software license included. The revenue component related to hardware is recognized when the router is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENT

For the years ended December 31, 2020 and 2019

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2020 and 2019, the Company determined that allowances of $30,000 and $88,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2020 and 2019, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $566,344 and $414,830 in research and development costs, respectively.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $1,466,432 and $1,166,711 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes. During the year ended December 31, 2019, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of FASB ASC 740.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined that allowances of $7,509 and $0, respectively were necessary.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting during the year ended December 31, 2019. These amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee’s operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability- classified awards generally will be the settlement date. Adopting this guidance did not have a material impact on the financial statements.

Concentrations

Approximately 80% of revenue is generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations. Substantially all inventory is currently provided by one manufacturer. In late 2020, the Company began production with a second manufacturer. For 2021 and beyond, the Company will not be reliant on a single supplier.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 5, 2021, the date these financial statements were available to be issued. Subsequent to December 31, 2020:

In January, 2021 the Company filed under Regulation A+ to issue $10 million of Series A Preferred Stock. The SEC has qualified the offering and the Company has begun accepting investments. As of May 5, 2021, the Company has received approximately $3,350,000,000 in investment commitments and will issue approximately 3,045,000 additional shares of Preferred Stock.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

In February 2021, one of the company’s channel partners declared bankruptcy. Allowances for accounts receivable and inventory on consignment as of December 31, 2020 have been included in the financial statements. The company is uncertain whether accounts receivable as of February 2021 will be collectible or whether all of the consigned inventory will be returned. The Company’s insurance may cover some of the loss and bankruptcy proceedings may provide for some payment of the accounts receivable. The maximum loss to the Company if all receivables are uncollectible and inventory is not recoverable is an additional $6,000.

In March 2021, the company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan is $11,135 and minimum payments of approximately $11,000 will be due every 60 days through September of 2022.

The Company issued 30,000 stock options which vest over a four-year period, beginning in January 2021.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2020 and 2019 were determined using level 3 inputs.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	2020	2019
Software	$2,208,010	$1,660,707
Other Intangible Assets	447	447
	2,208,457	1,661,154
Accumulated Amortization	(717,731)	(365,633)
	$1,490,726	$1,295,521

Amortization expense for the years ended December 31, 2020 and 2019, was $352,099 and $195,310, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	2020	2019
Sales channel partner holdbacks	$151,838	$158,332
Prepaid VAT	-	10,096
Other	4,654	6,690
	$156,492	$175,118

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In September 2020, the Company received $250,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 8% per annum and matures in September 2021.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

In August 2020, the Company received $250,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 16.5% per annum and matures in August 2021.

LONG TERM DEBT

The Company received proceeds from an SBA loan of $150,000 and a PPP loan of $41,666. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. Repayment begins in June 2021 and the loan matures in June 2050. The PPP loan was forgiven in November 2020.

Following is a summary of short-term and long-term minimum debt payments required over the next 5 years, including the subsequent borrowing discussed in Note 1:

2021 - $503,012

2022 - $53,627

2023 – $3,210

2024 – $3,317

2025 - $3,459

During the year ended December 31, 2019, the Company converted total principal of $2,618,352 and accrued interest of $172,680 into 5,406,372 shares of preferred stock.

During the years ended December 31, 2020 and 2019, the Company incurred $0 and $77,871, respectively of interest expense on the convertible notes payable.

Amortization expense for the years ended December 31, 2020 and 2019, included $0 and $66,749, respectively of amortization of expense related to the issue of the convertible notes payable.

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that mature in June 2021. These instruments do not bear interest and must convert to preferred stock upon the following:

1.	Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2.	Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 7 - PREFERRED STOCK

The Company has 9,600,345 $0.0001 par value, Series Seed Preferred Stock authorized at December 31, 2020 and 2019. At December 31, 2020 and 2019, there were issued and outstanding preferred shares of 9,142,411 and 9,142,411, respectively.

The Company conducted an offering of its Series Seed Preferred Stock during the year ended December 31, 2019, issuing 3,736,039 shares of Series Seed Preferred Stock at $0.7143 per share, providing gross proceeds of $2,668,661. Direct costs associated with the offering, including brokerage and legal fees, totaled $73,894, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders’ equity.

During the year ended December 31, 2019, the Company converted total principal of $2,618,352 and accrued interest of $172,680 into 5,406,372 shares of preferred stock.

All of the Preferred Stock authorized was designated Series Seed Preferred Stock. The holders of the Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the Series Seed original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 23,500,000 and 23,500,000, $0.0001 par value shares of common stock authorized at December 31, 2020 and 2019, respectively.

During the year ended December 31, 2020, the Company issued 363,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $61,256 of stock compensation expense related to stock options during the year ended December 31, 2020. During the year ended December 31, 2019, the Company issued 500,625 stock options for services and recognized $8,194 of stock compensation expense.

During the year ended December 31, 2020, the Company issued 42,187 shares of common stock at $0.14 per share, for cash proceeds of $5,875 from exercised stock options. During the year ended December 31, 2019 the Company issued 25,000 shares of common stock, for cash proceeds of $2,000 from exercised stock options.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2018	898,958	$0.04	8.9
Granted	500,625	0.24	10.0
Exercised	(25,000)	0.08	-
Expired/Forfeited	(36,458)	0.02	-
Outstanding December 31, 2019	1,338,125	0.12	8.6
Granted	363,000	0.33	10.0
Exercised	(40,187)	0.14	-
Expired/Forfeited	(50,438)	0.08	-
Outstanding December 31, 2020	1,610,500	$0.16	7.9

Options exercisable at December 31, 2020 and 2019 are 863,500 and 512,005, respectively.

The options issued during 2020 and 2019 vest ratably over periods of one to four years. At December 31, 2020, there are 747,000 unvested stock options outstanding and approximately $60,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,
	2020	2019
Expected life (years)	5	5
Risk-free interest rate	1.5%	1.46 - 2.39%
Expected volatility	35%	35%
Annual dividend yield	0%	0%

NOTE 9 - WARRANTS

A summary of warrant activity for the years ended December 31, 2020 and 2019 is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2018	446,341	$0.71	9.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2019	446,341	0.71	8.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2020	446,341	0.71	7.6

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $1,393,941 and $895,273, respectively. As of December 31, 2020, and 2019, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$1,310,076	$832,167
Deferred revenue timing difference	60,557	51,134
Stock-based compensation	17,764	6,428
Research and development tax credit carryforwards	5,544	5,544
Amortization timing difference	-	-
Total deferred tax assets	1,393,941	895,273

Deferred tax liabilities:	-	-
Total deferred tax liabilities	-	-

Valuation allowance	(1,393,941)	(895,273)

Net deferred tax assets	$-	$-

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2020 and 2019 and no history of generating taxable income. Therefore, valuation allowances of $1,393,941 and $895,273 were recorded as of December 31, 2020 and 2019, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. In February 2021, the court granted the Company’s motion to dismiss and gave the plaintiff 21 days to amend the complaint. The plaintiff amended the complaint in March 2021. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $50,000- $200,000.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $4,517,502 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2020 and 2019, the Company issued options for the purchase of common stock of 200,000 and 150,000, respectively to members of the Company’s Board of Directors. In addition, for the years ended December 31, 2020 and 2019, the Company paid $47,095 and $34,012, respectively for legal counsel to a firm in which one of the directors is a partner.

ITEM 8.  EXHIBITS

Exhibit No.	Description
1.1	Issuer Agreement with SI Securities, LLC (incorporated by reference to Exhibit 1.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)
4.1	Form of Subscription Agreement (SeedInvest) (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
4.2	Form of Subscription Agreement (Direct) (incorporated by reference to Exhibit 4.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
8.1	Form of Escrow Agreement (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on March 31, 2021)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021	GRYPHON ONLINE SAFETY, INC.

/s/ John Wu
Name: John Wu
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/ John Wu

John Wu, Chief Executive Officer, Principal Financial Officer,

Principal Accounting Officer, and Director

Date: May 17, 2021

/s/ Arup Bhattacharya
Arup Bhattacharya, Director
Date: May 17, 2021

/s/ Sanjeev Kumar
Sanjeev Kumar, Director
Date: May 17, 2021

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